UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share
 (Title of Class of Securities)

4455421030

(CUSIP Number)

Jesper Theill Eriksen

TDC A/S (Formerly Tele Danmark A/S)

Teglholmsgade 1 DK-2450

Copenhagen SV, Denmark

Tel: +45 6668 5000

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

This Amendment No. 13 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 12 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 thereto (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On October 7, 2008, TDC issued a press release which is attached as an exhibit hereto and deemed to be incorporated by reference herein.”

Item 7. Materials to be Filed as Exhibits

The following document is hereby filed as exhibit:

Exhibit	Description

Ex-99.4

Press release by TDC A/S, dated October 7, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2008

TDC A/S

By:

/s/ Jesper Theill Eriksen

Name: Jesper Theill Eriksen

Title:

Senior Executive Vice

President

By:

/s/ Jesper Ovesen

Name: Jesper Ovesen

Title:

Senior Executive Vice

President and Chief Financial

Officer

To OMX Nordic Exchange Copenhagen A/S

October 7, 2008

Release 18/2008

TDC’s subsidiary HTCC announces strategy update

Copenhagen – Today, TDC announces that its 64.6% controlled subsidiary Hungarian Telephone and Cable Corp. (“HTCC”), which is listed on the American Stock Exchange (AMEX: HTC), has determined that, at this time, in light of the current period of uncertainty in financial and economic conditions, HTCC will continue to pursue its strategy as a publicly-traded company while continuing to consider initiatives to enhance shareholder value. TDC expects that it will continue to evaluate regularly its investment in HTCC and, depending on the results of such future review, it may decide to alter its strategy in respect of its investment in HTCC, and accordingly may increase or reduce its interest in HTCC.

For inquiries regarding the above please contact TDC Investor Relations on +45 6663 7680.

June 30, 2008

HTCC review of strategic alternatives

Release 13-2008

TDC is the leading provider of communications solutions in Denmark with a strong Nordic focus. In the Nordic region TDC has four business units: Business Nordic, Fixnet Nordic, Mobile Nordic and YouSee. TDC’s activities outside the Nordic Region comprise amongst others Sunrise, a leading telecommunications provider in Switzerland, and HTCC, a leading telecommunications provider in Hungary. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 87.9% of TDC, with the remainder of the shares held by individual and institutional shareowners.

TDC listing

Shares: OMX Nordic Exchange Copenhagen A/S

Reuters TDC.CO

Bloomberg TDC DC

Nominal value DKK 5

ISIN DK0010 253335

Sedol 5698790